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             [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]


                                                                November 2, 2006


Via EDGAR and by Facsimile

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

         Re:  Annual Report on Form 20-F for the Fiscal Year
              Ended December 31, 2005 (File No. 001-14550)

Dear Mr. Humphrey:

     China Eastern Airlines Corporation Limited (the "Company") has received the comment letter from the staff of the Division of Corporation Finance, dated October 30, 2006 (the "Comment Letter"), relating to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F"), which was filed with the Securities and Exchange Commission (the "Commission") on July 7, 2006. On behalf of the Company, I wish to thank you and the other members of the staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

     The Company notes that the staff has requested that the Company respond to the staff's comments within ten (10) business days from the date of the Comment Letter. The Company has carefully reviewed and considered the staff's comments, and is in the process of preparing responses to these comments. Regrettably, the Company believes that it will not be in a position to respond to all of the staff's comments within 10 business days. However, the Company expects that it will be in a position to respond to all of the staff's comments by November 30, 2006, and would be grateful if the staff could accommodate the Company in this regard.
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Mr. David R. Humphrey                                                        -2-

     Thank you again for your time. Please feel free to contact Ms. Nian Zhou (Investor Relationship, Office of the Secretary of the Board of Directors) at 86-21-5113-0922 with any questions you may have.




                                                         Sincerely,


                                                         /s/ Luo Weide
                                                         -----------------------
                                                         LUO Weide
                                                         Chief Financial Officer

cc: Lyn F. Shenk
    Beverly A. Singleton
    (Securities and Exchange Commission)

    Nian Zhou
    (China Eastern Airlines Corporation Limited)

    Jack Li
    Frederick Mang
    (PricewaterhouseCoopers)

    Chun Wei
    Xiaodong Yi
    Liu Fang
    (Sullivan & Cromwell LLP)